UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ______ TO ______
COMMISSION FILE NUMBER 0-14120
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Advanta Corp. Employee Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Advanta Corp.
Welsh and McKean Roads
P.O. Box 844
Spring House, PA 19477-0844

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Advanta Corp. Employee Savings Plan
Date: June 24, 2008	By:	/s/ Philip M. Browne
Philip M. Browne
Member of the Committee Administering the Plan

Advanta Corp.
Employee Savings Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Advanta Corp. Employee Savings Plan
Administrative Committee:
We have audited the accompanying statements of assets available for benefits of Advanta Corp. Employee Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, PA
June 24, 2008

Advanta Corp.
Employee Savings Plan
Statements of Assets Available for Benefits

	December 31,
	2007	2006
Assets

Investments (at fair value)	$56,638,445	$59,491,689

Employer contribution receivable	971,168	972,110

Participant loans receivable	899,328	708,390

Cash and cash equivalents	26,786	68,746

Total assets reflecting investments at fair value	58,535,727	61,240,935

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by the T. Rowe Price Stable Value Common Trust Fund	(33,703)	41,334

Total assets available for benefits	$58,502,024	$61,282,269

See accompanying notes to financial statements.

Advanta Corp.
Employee Savings Plan
Statement of Changes in Assets Available for Benefits
Year Ended December 31, 2007

Increases:
Interest and dividend income	$4,519,296
Employee contributions	3,455,998
Employer contributions	1,868,843
Rollover contributions	190,384

Total increases	10,034,521

Decreases:
Net decrease in fair value of investments	(7,988,916)
Distributions to participants	(4,825,850)

Total decreases	(12,814,766)

Net decrease in assets available for benefits	(2,780,245)

Assets available for benefits, beginning of year	61,282,269

Assets available for benefits, end of year	$58,502,024

See accompanying notes to financial statements.

Advanta Corp.
Employee Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
Note 1) Description of Plan
The Advanta Corp. Employee Savings Plan (the “Plan”), as amended, was adopted effective July 1, 1983 and is a defined contribution plan available to all employees of Advanta Corp. and its subsidiaries (“Advanta”) who have reached age 21 with six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan as of December 31, 2007 provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
Participants may elect to defer a portion of their compensation before certain taxes are deducted. Advanta may elect to limit the maximum percentage a participant may contribute to the extent it determines that such limitation is necessary in order to comply with the rules for plan qualification under Sections 401(a) and (k) of the Internal Revenue Code. Eligible participants could elect to contribute up to 75% of their salary in 2007 and 25% in 2006 subject to the limits under Section 401 of the Internal Revenue Code. Advanta also makes matching contributions to the Plan, a portion of which is made on a per pay period basis. Such employer contributions are equal to 50% of each employee’s contributions to the Plan up to 5% of the employee’s compensation (so that the initial maximum matching contribution by Advanta would be 2.5% of an employee’s compensation) subject to certain limitations on matching contributions to highly compensated employees under applicable provisions of the Internal Revenue Code. Advanta may make an additional matching contribution as of the end of the Plan year for the benefit of participants who are employed as of the last day of the Plan year. Total employer contributions in 2007 were 100% of the first 5% of employees’ compensation contributed to the Plan, subject to the above-referenced limitations. Eligible participants aged 50 or over may also elect to make additional catch-up contributions subject to the dollar limits in the Economic Growth and Tax Relief Reconciliation Act of 2001. These catch-up contributions are not eligible for employer matching contributions.
The Plan is subject to certain non-discrimination standards under Section 401(k) of the Internal Revenue Code. In order to comply with these standards, certain participants who are highly compensated employees (as defined in the Internal Revenue Code) may have a portion of their contributions refunded to them after the end of the Plan year or their contributions may be limited during the year. Further, the Plan also permits Advanta to make qualified non-elective contributions.

Advanta Corp.
Employee Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
Because contributions made under Section 401 cannot be included in the income of participants when made, they are fully taxable when distributed unless rolled over into another qualified plan or individual retirement account. Participants are fully vested as to employer, employee and rollover contribution accounts at all times.
Plan participants may invest their contributions in one or more investment funds and in shares of Advanta’s Class B Common Stock. The Plan invests cash related to pending trades in a short-term money market fund.
As provided for in the Plan document, loans are available to participants under certain specified conditions. The principal amount of a Plan loan to a participant may not exceed the lesser of $50,000 (reduced by the maximum amount of any Plan loans outstanding anytime during the preceding year) or 50% of a participant’s accrued benefit in the Plan. Plan loans are generally limited to a term of five years (or, in the case of a loan used to finance the acquisition of a principal residence, fifteen years) and bear an interest rate of the prime rate as of the date the loan is requested plus 1%. Plan loans are collateralized by the participant’s accrued benefit in the Plan.
While it is Advanta’s intention to continue the Plan indefinitely, any termination of the Plan or discontinuance of contributions, subject to the provisions of ERISA, will not result in the use or diversion of Plan assets for any purposes other than the exclusive benefit of Plan participants and their beneficiaries.
Note 2) Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared using the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are stated at estimated fair value. Fair values for investments, other than the T. Rowe Price Stable Value Common Trust Fund (the “Stable Value Fund”), are based on quoted market prices. The Stable Value Fund invests principally in traditional investment contracts and synthetic investment contracts. The fair value of the Stable Value Fund is based on the net assets at fair value as reported by the Stable Value Fund.

Advanta Corp.
Employee Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
In accordance with Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the defined contribution plan. As required by the FSP, the statement of assets available for benefits presents the Stable Value Fund, which invests in investment contracts, at fair value as well as an adjustment to contract value for fully benefit-responsive investment contracts held by the Stable Value Fund. The statement of changes in assets available for benefits is prepared on a contract value basis for fully benefit-responsive investment contracts in the Stable Value Fund.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Participant Accounts
Plan participants may invest their contributions and employer contributions in one or more of the investment options offered by the Plan. Wilmington Trust Company is the Trustee of the Plan. On or about October 1, 2008, Schwab Retirement Plan Services, Inc. will replace Wilmington Trust Company as the Trustee of the Plan.
Investment income, representing interest and dividends, and changes in the fair value of investments, are credited to each participant on a daily basis based upon individual investment options selected.
Administrative Expenses
Some of the investment fund providers charge 12b-1 fees and similar service fees at the fund level before earnings are paid to investors. The Plan receives fund service fees from certain of these fund providers. All such fund service fees received are directed by the Plan’s fiduciaries to be used to reduce expenses of the Plan, such as recordkeeping expenses. All other administrative expenses of the Plan and other fees incident to the management of the Plan are paid for by Advanta, except for brokerage commissions and transfer taxes, if any.

Advanta Corp.
Employee Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
Distributions to Participants
Distributions to participants are recorded when paid.
Recently Issued Accounting Standards
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements. The statement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The statement also establishes a framework for measuring fair value by creating a three-level fair value hierarchy that ranks the quality and reliability of information used to determine fair value, and requires new disclosures of assets and liabilities measured at fair value based on their level in the hierarchy. We do not expect the adoption of this statement effective January 1, 2008 to have a material impact on the Plan’s assets available for benefits.
Note 3) Investments
The fair values of individual investments that represent more than 5% of the Plan’s assets available for benefits were as follows as of December 31:

	2007	2006
T. Rowe Price Stable Value Common Trust Fund	$5,702,391	$4,821,499
Vanguard 500 Index Fund — Institutional Class Shares	11,517,203	11,669,361
Dodge & Cox Stock Fund	11,367,027	11,684,366
Dodge & Cox Balanced Fund	7,779,003	7,607,370
Vanguard International Growth Fund — Admiral Class Shares	6,436,471	5,386,346
American Funds — The Growth Fund of America — Class R-5 Shares	3,544,903	3,300,197
Advanta Corp.* Class B Common Stock	2,678,692	7,654,030

*	Party-in-interest to the Plan

Advanta Corp.
Employee Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
The net decrease in fair value of investments, including gains and losses on investments bought and sold, as well as held during the year, was comprised of the following for the year ended December 31, 2007:

Dodge & Cox Stock Fund	$(1,144,068)
Dodge & Cox Balanced Fund	(553,845)
Managers Special Equity Fund — I Class Shares	(479,115)
Vanguard 500 Index Fund — Institutional Class Shares	419,521
American Beacon Funds Small-Cap Value Fund — Planahead Class Shares	(261,937)
Vanguard International Growth Fund — Admiral Class Shares	260,881
American Funds — The Growth Fund of America — Class R-5 Shares	125,641
JP Morgan Mid Cap Value Fund — Class A Shares	(88,377)
Western Asset Core Bond Portfolio — Institutional Class Shares	(54,887)
PIMCO Real Return Fund — Institutional Class Shares	12,815
Goldman Sachs Growth Opportunities Fund — Class A Shares	(547)
Advanta Corp. Class A Common Stock	(231,587)
Advanta Corp. Class B Common Stock	(5,993,411)

Total net decrease in fair value of investments	$(7,988,916)

Note 4) Federal Income Taxes
The Internal Revenue Service issued a favorable determination letter dated December 1, 2003, concerning the Plan as qualifying under applicable provisions of the Internal Revenue Code. The favorable determination letter was issued subject to the adoption of a technical amendment to the Plan. The technical amendment was adopted by the Plan on February 19, 2004. Although the Plan has been amended, including the technical amendment, since receiving the determination letter, the Plan administrator and management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt for the year ended December 31, 2007. Accordingly, no provision for income taxes is shown in the accompanying financial statements.
Note 5) Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported on the statements of assets available for benefits.

Advanta Corp.
Employee Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
Note 6) Reconciliation of Financial Statements to Form 5500
The following represents reconciliations between the amounts shown on the accompanying financial statements and the amounts reported on the Plan’s Form 5500.

	2007	2006
Assets available for benefits at December 31, as reported in the financial statements	$58,502,024	$61,282,269
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by the T. Rowe the Price Stable Value Common Trust Fund	33,703	(41,334)

Assets available for benefits at December 31, as reported in the Plan’s Form 5500	$58,535,727	$61,240,935

	2007

Net decrease in assets available for benefits for the year ended December 31, as reported in the financial statements	$(2,780,245)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by the T. Rowe Price Stable Value Common Trust Fund at December 31, 2007	33,703
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by the T. Rowe Price Stable Value Common Trust Fund at December 31, 2006	41,334

Net decrease in assets available for benefits for the year ended December 31, as reported in the Plan’s Form 5500	$(2,705,208)

Advanta Corp.
Employee Savings Plan
EIN 23-1462070
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

			Current
	Description	Cost**	Value
T. Rowe Price Stable Value Common Trust Fund	Common Trust Fund		$5,702,391
Vanguard 500 Index Fund — Institutional Class Shares	Mutual Fund		11,517,203
Dodge & Cox Stock Fund	Mutual Fund		11,367,027
Dodge & Cox Balanced Fund	Mutual Fund		7,779,003
Vanguard International Growth Fund — Admiral Class Shares	Mutual Fund		6,436,471
American Funds — The Growth Fund of America — Class R-5 Shares	Mutual Fund		3,544,903
Managers Special Equity Fund — I Class Shares	Mutual Fund		2,095,208
Western Asset Core Bond Portfolio — Institutional Class Shares	Mutual Fund		1,485,445
American Beacon Funds Small-Cap Value Fund — Planahead Class Shares	Mutual Fund		1,329,482
JP Morgan Mid Cap Value Fund — Class A Shares	Mutual Fund		1,429,709
PIMCO Real Return Fund — Institutional Class Shares	Mutual Fund		610,485
Goldman Sachs Growth Opportunities Fund — Class A Shares	Mutual Fund		570,592
Advanta Corp.* Class A Common Stock	Common Stock		91,834
Advanta Corp.* Class B Common Stock	Common Stock		2,678,692
Participant loans receivable*, bearing interest from 5.00% to 9.75%			899,328
Cash and cash equivalents			26,786

			$57,564,559

*	Party-in-interest to the Plan

**	Cost information is not required as investments are participant-directed.
See Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm